Form 10-K405, Exhibit 13
period 1996-06-30
ARDEN INDUSTRIAL PRODUCTS INC
filed 1996-09-27
CIK 916835

ARDEN FASTENERS 1996 ANNUAL REPORT


(Photo:  Screw and Nut)




                                ARDEN FASTENERS*

Arden is one of the largest distributors of specialty and standard fasteners to original equipment manufactures (OEMs) in the United States. Within the fragmented $6 billion market for industrial fasteners, Arden is one of several major distributors that have differentiated themselves from the more than 800 full-line fastener distributors in the market by offering OEMs a wide range of value-added services. These services include innovative inventory management programs, electronic data interchange with customers' manufacturing and purchasing departments, custom packaging, bar coding, just-in-time delivery to customers' assembly lines, and electronic billing services.

Arden is an authorized distributor for 69 specialty fastener manufactures and in many of these relationships is either a master or key distributor. As such, many smaller distributors are also Arden customers. The Company currently distributes approximately 40,000 different fasteners to more than 7,500 OEM and distribution customers. Principal customers include: Carrier Corporation, Deere & Company, Frigidaire Company, Motor Coach Industries, Navistar International Transportation Corp., PACCAR, Inc., Polaris Industries Incorporated, Raytheon Appliances, Simplicity Manufacturing, Inc., Thermo King Corporation and Whirlpool Corporation.

Arden has 411 full and part-time employees and 8 distribution centers located in: St. Paul, Minn., Nashville, Tenn., Atlanta, Ga., Chicago, Ill., Milwaukee, Wis., Memphis, Tenn., Columbus, Ohio, and Davenport, Iowa (Quad Cities). Arden is ISO 9002 certified.

Arden's common stock trades on the Nasdaq Stock Market under the symbol AFAS.

*Arden Fasteners is Arden Industrial Products, Inc.



                              FINANCIAL HIGHLIGHTS

                         (IN THOUSANDS, EXCEPT PER SHARE
                               AND EMPLOYEE DATA)

                                                                                        JUNE 30,

                                                                 1996                     1995                      1994
- -----------------------------------------------------------------------------------------------------------------------------
Sales                                                         $  87,510                 $  86,330                 $  69,526

Operating income                                              $     562                 $   5,433                 $   6,319

Income before income taxes                                    $     662                 $   5,838                 $   6,099

Net income                                                    $     404                 $   3,578                 $   3,689

Shareholders' equity                                          $  31,165                 $  30,761                 $  27,149

Per Share of Common Stock:

    Net income                                                $     .06                  $    .51                 $     .62

    Shareholders' Equity                                      $    4.45                  $   4.40                 $    4.53

Weighted average number of common and                             7,007                     6,987                     5,992
common equivalent shares outstanding

Employees                                                           411                       402                       341



                                                   (Bar Graphs)

Sales (in millions): 92--$48.3; 93--$56.8; 94--$69.5; 95--$86.3; 96--$87.5

Net Income (in thousands): 92--$541; 93--$2,557; 94--$3,689; 95--$3,578;
                           96--$404

Shareholders' Equity (in millions): 92--$4.8; 93--$7.3; 94--$27.1; 95--$30.8;
                                     96--$31.2


                               TO OUR SHAREHOLDERS

Our business did not grow as fast we expected in 1996. Sales for the year ended June 30, 1996, were $87,510,000, an increase of 1.4 percent over sales of $86,330,000 in fiscal 1995. Net income for fiscal 1996 was $404,000, or 6 cents per share, compared with net income of $3,578,000, or 51 cents per share, in fiscal 1995. We experienced soft fastener demand in a number of key industry segments and did not add new business as quickly as we had planned during the year. Plus we had maturing sales from several of our large customers and, during the fourth quarter particularly, experienced deferred or lost sales as a result of service and operating issues related to the implementation of our new information system. Lower earnings were a result of the costs associated with increasing customer service expectations at the same or lower prices and a cost structure that was too high for the sales level we achieved.

Pricing pressure is a normal wholesale distribution industry phenomenon, as end users seek "the best value for the price" (see facing page). In the fastener distribution segment of the industry, this is being felt most noticeably as more small competitors being offering value-added services. Just a few years ago, there were only a few fastener distributors, including Arden, offering OEM inventory management. Today, that number has increased dramatically. As a leader in the fastener inventory management process, we are quite certain that this competition, which is primarily price driven, will be won by those who deliver the best product and service value. We plan to maintain that position.

Our expenses were higher in 1996. This was partially the result of the high cost of implementing our new information system. We knew from the beginning of this very complex project that it would be challenging and expensive ... and it was! However, we continue to resolve the issues associated with the system implementation and believe that the resulting sales deferrals and losses were confined primarily to the fourth quarter. With the ongoing refinement of the system, we will be one of the strongest competitors in our industry and far better equipped to provide the very best of service to both our customers and our fastener suppliers. In addition, we expect that our new information system will help us lower costs by improving our productivity.

Arden's strategies remain the same:

- -    Provide state-of-the-art fastener inventory management services to large
     OEMs, and general fastener distribution to our more than 7,500 OEM and distributor accounts ... at a price that reflects the quality of both products and services delivered.

- -    Become a truly national fastener distributor. We are looking at several creative alternatives in defining how to reach this objective.

- -    Provide engineering and application solutions that lower costs and improve reliability and assembly of our customers' products.

Looking ahead, industry studies suggest that there will be a significant consolidation of distributors as the result of pricing competition and "the best value for the price" principle discussed above. In that regard, with the refinement of our new information system, the continued building of our management team, and the careful implementation of our inventory management and marketing strategies, we are readying ourselves to be a much larger company in the 21st century.

We appreciate your patience as we build Arden for the future.

Sincerely,


/s/ Larry A. Carlson
Larry A. Carlson, Chairman, President and CEO, September 1996



                              INDUSTRY DESCRIPTION

                             (Photo: screw and nut)

Arden is a key participant in the fastener distribution industry which has annual sales of approximately $6 billion. Fastener distribution is part of the much larger wholesale distribution industry with estimated sales in excess of $3 trillion. While wholesale distribution literally covers everything from soup to nuts (i.e. fasteners), there are far more similarities among distribution companies than differences.

Every few years the Distribution Research and Education Foundation (DREF) commissions Arthur Anderson & Co. to survey the distribution industry and prepare a study pinpointing key strategic issues. In 1995, this study was titled "Facing the Forces of Change." Much of this excellent work is directly applicable to Arden and our strategies, and we believe the following messages are well worth including in our annual report:

- -    Wholesaler-distributors must ... Formally measure customer satisfaction
     .... Design or adjust business processes, based on a balance of price and value .... Take advantage of inherent strengths to deliver the best value for the price.

- -    Wholesaler-distributors must use ... customer feedback and other external information to drive a formal strategic planning process .... Use strategic planning to ensure consistent and reliable customer service .... Make vision and strategy the CEO's primary job .... Reengineer business processes to meet customer needs.

- -    Wholesaler-distributors must redesign their sales efforts and other processes to achieve seamless customer service .... Place customer service at center stage .... Make the pricing structure less complex and more effective.

- -    Wholesaler-distributors must identify their strategic suppliers and treat them as customers .... Understand that supplier needs and wants are fragmenting .... Develop formal methods for determining supplier expectations .... Quantitatively prove to strategic suppliers the value added by the wholesaler-distributor .... Formally evaluate suppliers to determine which are positioned to be the most effective and productive partners.

- -    Wholesaler-distributors must make logistics a core competency or outsource it .... Move from inventory control ("How many do I have") to inventory management ("How many should I have") .... Use technology and other methods to improve processes within the warehouse .... Take a position on the leading edge of warehousing and transportation.

- -    Wholesaler-distributors must actively manage the human resources process rather than merely letting it happen .... Empower and train employees ....
     Plan for management succession .... Review and reward employees based on customer satisfaction.

Arden is proactively dealing with virtually every issue in the DREF study outlined above.

                             (Photo: screw and nut)

                              INDUSTRY DISTRIBUTION

                        TRADITIONAL FASTENER DISTRIBUTION

Arden's traditional fastener customers buy a variety of standard and specialty fasteners based on product availability and pricing. According, a distributor must be the low-cost provider to compete effectively in this marketplace.

Many traditional fastener customers also take advantage of the engineering and application support we offer. However, unlike customers who require a full range of value-added services, Arden's traditional fastener customers generally do not have sufficient volumes to warrant the large investment necessary to transition to an inventory management system.

Even though it is not a fast growing as value-added distribution, traditional distribution represented more than 55 percent of Arden's fiscal 1996 sales. The Company intends to maintain a major presence in this important segment of the industry.

                             (Photo: screw and nut)


                                WAREHOUSE PROCESS



(Diagram of typical warehouse layout)


INBOUND SHIPPING

       1.         Receiving docks-unload inbound shipments.
       2.         Staging racks-product awaiting putaway.
       3.         Small percentage of inbound product crossdocked to shipping.
       4.         Product is put away.

(Diagram of typical warehouse layout)


OUTBOUND SHIPPING

       1.         Dispatch orders via radio.
       2.         Pickers tour bins and pallets for selection of product to fill orders.
       3.         Upon completion of route, pickers deliver to shipping
                    locations.
       4.         Orders complete, staged for shipment.
       5.         Outbound-loading trucks.


                              INDUSTRY DISTRIBUTION

                        VALUE-ADDED FASTENER DISTRIBUTION

Many OEM customers see the need to reduce the total cost of fastener usage and look to their distributor to literally "take them out" of the fastener business. This requires the kind of value-added services that make the entire fastener procurement process virtually transparent to an OEM.

Arden's value-added services include: Studies of customers' products which help customers get the most out of their fastener applications by finding or engineering exactly the right fastener for the job .... Quality control which makes inspection virtually unnecessary .... Inventory management which gets the right quantity of each fastener to the assembly line at the right time, thereby reducing the need for warehousing .... And electronic ordering and invoicing which take away the expensive and time-consuming paperwork associated with maintaining ready supplies of hundreds of individual fastener types in a manufacturing operation.

Providing this kind of value-added service to customers is the real challenge in providing the "best value for the price," as pointed out in the Arthur Anderson DREF study discussed earlier. The cost reduction model on the facing page details the steps in Arden's value-added customer services.


                          VALUE-ADDED CUSTOMER SERVICES


1.         ENGINEERING

           -          Parts reliability and consolidation
           -          Reduction in assembly time
           -          Fit and finish

2.         PURCHASING

           -          Streamline quoting and order placement process
           -          Vendor consolidation

3.         RECEIVING

           - Reduction in costs of receiving fasteners and moving to storage

4.         INSPECTION

           -          Elimination of inspection process

5.         STORAGE

           -          Reduction in storage and handling
           -          Reduction in obsolescence
           -          Reduction in inventory investment


6.         ASSEMBLY LINE

           -          Enhanced product availability at point of assembly

7.         ADMINISTRATION

           -          Electronic ordering/invoicing/payment
           -          Elimination of paper work
           -          Improve timeliness and accuracy of information


Financial and Operations Overview

Selected Financial Data


                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                         YEARS ENDED JUNE 30,

                                   1996               1995       1994       1993       1992
                                   ----               ----       ----       ----       ----
Statements of Income Data:
   Sales                         $87,510            $86,330    $69,526    $56,841    $48,316
   Cost of goods sold             62,325             59,350     46,609     37,317     33,838
                                 -------            -------    -------    -------    -------
   Gross profit                   25,185             26,980     22,917     19,524     14,478
   Operating expenses             24,623             21,547     16,598     14,668     12,973
                                 -------            -------    -------    -------    -------
   Operating income                  562              5,433      6,319      4,856      1,505
   Interest income (expense)         100                405       (220)      (473)      (650)
                                 -------            -------    -------    -------    -------
   Income before
    income taxes                     662              5,838      6,099      4,383        855
   Income taxes                      258              2,260      2,410      1,826        314
                                 -------            -------    -------    -------    -------
   Net income                    $   404            $ 3,578    $ 3,689    $ 2,557    $   541
                                 =======            =======    =======    =======    =======
   Net income per
    common share                 $   .06            $   .51    $   .62    $   .46    $   .10
                                 =======            =======    =======    =======    =======
   Weighted average number
    of common and common
    equivalent shares
   outstanding                     7,007              6,987      5,992      5,500      5,500



                                   1996               1995       1994       1993       1992
                                   ----               ----       ----       ----       ----
Balance Sheet Data:
   Working capital               $25,387            $24,972    $24,069    $ 5,667    $ 3,461
   Total assets                   43,300             40,407     34,957     22,412     17,757
   Total debt                        811                 --         --      8,099      8,041
   Shareholders'
   equity                         31,165             30,761     27,149      7,341      4,784


The following discussion contains forward looking statements. Future operating results are subject to fluctuations not within the control of the Company. This discussion should be read in conjunction with the Company's financial statements and notes thereto and with the other information contained in this and other reports filed by the Company with the Securities and Exchange Commission.

Results of Operations

FISCAL 1996 IN COMPARISON WITH FISCAL 1995

Sales for the fiscal year ended June 30, 1996, were $87.5 million with operating income of $562,000 and net income of $404,000, or $.06 per share. Sales for the fiscal year ended June 30, 1995 were $86.3 million with operating income of $5.4 million and net income of $3.6 million, or $.51 per share.

Fiscal 1996 sales growth was hampered by soft fastener demand from industry segments in which the Company has a large concentration of customers, including lawn and garden equipment and trucking; a flattening of sales from the Company's larger, more mature customers; a slow down in procuring new inventory management account business; and deferred or lost sales to the Company's traditional customer base as a result of service and operating issues associated with the fourth quarter implementation of the new information system. The decline in operating income is related to the costs associated with increased customer service expectations at the same or lower prices, and a cost structure that was too high for the sales levels achieved. Included in these costs were inventory obsolescence and shrinkage charges which were in excess of historical levels, implementation costs for the new information system, and a one-time charge for the planned closure of the Company's Raleigh facility.

The Company's major customer represented 17.8% of sales in fiscal 1996 up from 13.4% in fiscal 1995. Revenues from inventory management accounts, exclusive of the Company's major customer, increased 12.5% to $23.3 million and represented 26.7% of sales in fiscal 1996, compared with 24.0% of sales in fiscal 1995. Increased inventory management account sales were primarily a result of $1.4 million of sales to a new account and a net increase in business to existing customers. The increase in inventory management revenues were offset by decreased revenues from the Company's traditional customer base due to soft fastener demand from key industry segments, flattening of sales from certain large customers, and deferred or lost sales to the Company's traditional customer base as a result of service and operating issues associated with the fourth quarter implementation of the new information system. Management believes that the deferred or lost sales, as a result of the system issues, were confined principally to the fourth quarter of fiscal 1996. The Company continues to resolve the issues associated with the system implementation. Revenues from the Company's traditional customer base decreased 10.0% to $48.6 million and represented 55.6% of sales in fiscal 1996 compared with 62.6% of sales in fiscal 1995.

Inventory management accounts differ from the Company's traditional customer base in that they generate greater sales volumes and include value-added services in the cost of the product. Value-added services reduce the customers' overall fastener-related procurement, handling, assembly and administrative costs. The traditional customer generally purchases fasteners based on product availability and price.

Gross margin in fiscal 1996 was 28.8% compared with 31.3% in fiscal 1995. The decrease in gross margin was primarily due to inventory obsolescence-related issues: obsolescence charges totaled $1.9 million, or 2.1% of sales in fiscal 1996 compared with $1.1 million, or 1.3% of sales in fiscal 1995, and significantly discounted sales of slow moving product decreased gross margin by an additional 0.3% of sales. The increased obsolescence-related charges were a result of production cuts by several large customers and a large number of engineering and design changes implemented by certain inventory management customers. The Company is attempting to match its future purchases more closely with its large customers' needs and to require such customers to purchase fasteners acquired for them.

The Company also experienced a 0.7% reduction in gross margin as a result of lower prices to certain inventory management accounts and a 0.5% reduction in gross margin due to year-end inventory adjustments for shrinkage. Subsequent to June 30, 1996, procedures and processes have been implemented to reduce the Company's exposure to future inventory shrinkage.

Operating expenses were $24.6 million, or 28.1% of sales in fiscal 1996 and $21.5 million, or 25.0% of sales in fiscal 1995. The implementation of the Company's new information system resulted in an approximate $1.2 million charge to operating expenses in fiscal 1996. The total cost incurred during the last two fiscal years for the new information system was approximately $2.9 million which included $1.5 million in software and hardware capital expenditures and $1.4 million in system development costs. System development costs are anticipated to continue into fiscal 1997, at lower levels.

Employee-related expenses, which are the Company's largest operating expense component, amounted to $15.5 million, or 17.7% of sales, and $14.0 million, or 16.2% of sales for the fiscal years ended June 30, 1996 and 1995, respectively. The increase was primarily a result of personnel costs associated with the implementation of the new information system, and a $550,000 charge for employment matters and severance packages. The Company adopted FASB No. 123, Accounting for Stock-Based Compensation, on July 1, 1996, and has elected to continue to measure compensation cost using the intrinsic value-based method for employees. The adoption of FASB No. 123 is not expected to have a material impact on fiscal 1997 operating results.


In the fourth quarter, the Company made the decision to close its Raleigh distribution facility in early fiscal 1997, as a means to reduce costs and effectively use excess capacity in its Atlanta facility. The Company accrued $260,000 in fiscal 1996 for the distribution center closing. The Company will continue to review the cost effectiveness of its existing facilities and explore expansion opportunities in other regions.

Fiscal 1996 operating expenses included $240,000 for replacement warranty contingencies incurred in the normal course of business, compared with $370,000 in fiscal 1995. Additionally, operating expenses reflected twelve months of costs for two distribution centers and a corporate office opened in mid-fiscal 1995, increased depreciation, repairs and maintenance costs of $600,000 for equipment upgrades, and increased marketing and communication expenses.

Interest income, net was $100,000 in fiscal 1996 compared with $405,000 in fiscal 1995. During fiscal 1996, the Company intermittently invested excess funds or borrowed money against its bank line of credit. Throughout fiscal 1995, the Company invested the funds made available by its March 1994 initial public offering.

The Company's effective tax rate was 39% in fiscal 1996 which was consistent with fiscal 1995.

FISCAL 1995 IN COMPARISON WITH FISCAL 1994

Sales for the fiscal year ended June 30, 1995 were $86.3 million with operating income of $5.4 million and net income of $3.6 million, or $.51 per share. Sales for the fiscal year ended June 30, 1994 were $69.5 million with operating income of $6.3 million and net income of $3.7 million, or $.62 cents per share. Weighted average common and common equivalent shares outstanding increased to
7.0 million in fiscal 1995 from 6.0 million in fiscal 1994 as a result of the Company's March 1994 initial public offering.

Sales increased $16.8 million, or 24.2% in fiscal 1995. Sales growth resulted from increased unit volumes with existing customers and the addition of new customers. The Company's major customer represented 13.4% of sales in fiscal 1995, up from 9.1% of sales in fiscal 1994. Revenues from inventory management accounts, which includes the Company's major customer, increased 67.4% to $24.7 million and represented 37.4% of sales in fiscal 1995, compared with 21.2% of sales in fiscal 1994. Revenues from the Company's traditional customer base increased 12.6% to $61.6 million and represented 62.6% of sales in fiscal 1995, compared with 78.8% of sales in fiscal 1994. All of the Company's nine distribution centers' increased sales by at least 10% during the year.

Gross margin was 31.3% in fiscal 1995, compared with 33.0% in fiscal 1994. The decrease in gross margin was partially due to increased sales to inventory management accounts which generated greater sales volumes at lower gross margins, and competitive pricing pressures. In addition, gross margin was impacted by inventory obsolescence charges of $1.1 million, or 1.3% of sales in fiscal 1995, compared with $650,000, or 0.9% of sales in fiscal 1994.

Operating expenses were $21.5 million, or 25.0% of sales in fiscal 1995, and $16.6 million, or 23.9% of sales in fiscal 1994. The fiscal 1995 increase in operating expenses were largely related to the Company's efforts towards the development of a new information system, an enhanced corporate infrastructure to handle future growth, and the opening of two distribution centers and a corporate office. Employee-related expenses amounted to $14.0 million, or 16.2% of sales in fiscal 1995 and $11.0 million, or 15.8% of sales in fiscal 1994. Depreciation expense increased to $1.1 million, or 1.3% of sales in fiscal 1995 and $655,000, or 0.9% of sales in fiscal 1994.

Retirement costs increased in fiscal 1995 as a result of a one-time charge of $340,000 resulting from the termination of the Company's defined benefit pension plan in May 1995. Also, a reserve of $370,000 was established in fiscal 1995 for replacement warranty contingencies incurred in the normal course of business.


Interest income, net was $405,000 in fiscal 1995 compared with interest expense, net of $220,000 in fiscal 1994. Throughout fiscal 1995, the Company invested the funds made available by its March 1994 initial public offering.

The Company's effective tax rate was 39% in fiscal 1995 compared with 40% in fiscal 1994. The decrease in effective tax rate was primarily the result of apportionment adjustments caused by sales increases in states with lower tax rates.

Liquidity and Capital Resources

For fiscal 1996, the Company funded operations with cash borrowed from the Company's bank line of credit and cash generated from operations. The Company generated cash from operations of $683,000 in fiscal 1996 compared with net cash used in operations of $1.9 million in fiscal 1995. In the prior fiscal year, operations were funded with the proceeds received from the Company's March 1994 initial public offering.

The increase in receivables was a result of the Company's customers taking longer to pay, due principally to invoice accuracy issues resulting from the implementation of the new information system. Subsequent to June 30, 1996, the Company corrected the major invoicing issues and anticipates a reduction in the average days outstanding back to its historical levels. Inventories increased a net $762,000 in fiscal 1996 primarily due to 1) a $2.2 million increase in inventory levels for the Company's inventory management accounts to accommodate the volatility in customer demand requirements; 2) a one-time inventory buyout in June 1996 of $450,000 from the previous supplier of a new inventory management account; and 3) a partial offset of non-cash charges of $1.9 million for obsolescence.

Accrued liabilities increased $1.9 million from June 30, 1995 primarily as a result of a $240,000 reserve for replacement warranty contingencies incurred in fiscal 1996; a $260,000 charge to close the Raleigh distribution center; a $550,000 charge primarily as a result of employment matters and severance packages; and a $360,000 obligation for inventory purchased in connection with the implementation of a new inventory management program.

Purchases of property and equipment amounted to $1.6 million in fiscal 1996 compared with $3.8 million in fiscal 1995. Fiscal 1996 capital spending consisted of $906,000 in computer hardware and software, $80,000 in office furniture, fixtures and equipment, and $566,000 in warehouse equipment and vehicles.

The Company has a $10.0 million unsecured revolving credit line for working capital needs, maturing November 30, 1997. Advances are due on demand. Amounts outstanding under this agreement bear interest at the LIBOR plus one and eight-tenths percent. The credit line agreement contains financial covenants including defined financial ratios and limitations as to indebtedness. The amount outstanding as of June 30, 1996 was $811,000. During fiscal 1996, average borrowings under the line of credit were approximately $910,000, and the weighted average interest rate was 7.7%. The maximum amount outstanding under the credit line was $2.6 million.

Management considers its cash needs to fund operations and capital requirements for fiscal 1997 to be adequately covered by its operations and available borrowing under the revolving credit line.


STATEMENTS OF INCOME                             ARDEN INDUSTRIAL PRODUCTS, INC.


                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                 YEARS ENDED JUNE 30,

                                             1996         1995       1994
                                             ----         ----       ----

Sales (Note 7)                             $87,510      $86,330    $69,526
Cost of goods sold                          62,325       59,350     46,609
                                           -------      -------    -------
   Gross profit                             25,185       26,980     22,917
Operating expenses                          24,623       21,547     16,598
                                           -------      -------    -------
   Operating income                            562        5,433      6,319
Interest income (expense)                      100          405       (220)
                                           -------      -------    -------
   Income before income taxes                  662        5,838      6,099
Federal and state income taxes (Note
5)                                             258        2,260      2,410
                                           -------      -------    -------
   Net income                              $   404      $ 3,578    $ 3,689
                                           =======      =======    =======
Net income per common share                $  0.06      $  0.51    $  0.62
                                           =======      =======    =======
Weighted average number of common and
 common equivalent shares outstanding        7,007        6,987      5,992
                                           =======      =======    =======

                      See Notes to Financial Statements.


ARDEN INDUSTRIAL PRODUCTS, INC.                                   BALANCE SHEETS


                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                              JUNE 30,

                                                                         1996            1995
                                                                         ----            ----
ASSETS
Current Assets
   Cash and cash equivalents                                           $   544          $   602
   Receivables, less allowance for doubtful accounts of $326 and
    $199, respectively (Note 7)                                         11,852           10,498
   Inventories                                                          22,655           21,893
   Prepaid expenses                                                        321              280
   Deferred tax assets (Note 5)                                          2,150            1,345
                                                                       -------          -------
     Total current assets                                               37,522           34,618
Property and Equipment, net (Note 2)                                     5,778            5,789
                                                                       -------          -------
                                                                       $43,300          $40,407
                                                                       =======          =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Bank line of credit (Note 3)                                        $   811          $    --
   Accounts payable                                                      7,275            7,504
   Compensation                                                          1,001              861
   Warranty                                                                610              370
   Other accrued expenses                                                2,438              911
                                                                       -------          -------
     Total current liabilities                                          12,135            9,646
                                                                       -------          -------
Commitments and Contingencies (Note 6)
Shareholders' Equity
   Common stock, par value $0.01 per share; authorized 25,000
    shares; issued 6,989 shares                                             70               70
   Additional paid-in capital                                           16,138           16,138
   Retained earnings                                                    14,957           14,553
                                                                       -------          -------
                                                                        31,165           30,761
                                                                       -------          -------
                                                                       $43,300          $40,407
                                                                       =======          =======

                       See Notes to Financial Statements.


STATEMENTS OF SHAREHOLDERS' EQUITY               ARDEN INDUSTRIAL PRODUCTS, INC.


                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                          YEARS ENDED JUNE 30, 1996, 1995 AND 1994

                                     COMMON STOCK      ADDITIONAL
                                                         PAID-IN     RETAINED
                                   SHARES    AMOUNT      CAPITAL     EARNINGS     TOTAL
                                   ------    ------    ----------    --------     -----
Balance, June 30, 1993              5,500      $55       $    --      $ 7,286    $ 7,341
   Sale of common stock at $12
     per share, net of offering
     costs of $1,689                1,481       15        16,068           --     16,083
   Issuance of common stock
     under the stock award
     plan (Note 4)                      3       --            36           --         36
   Net income                          --       --            --        3,689      3,689
                                    -----      ---        ------       ------     ------
Balance, June 30, 1994              6,984       70        16,104       10,975     27,149
   Issuance of common stock
     under the stock award
     plan (Note 4)                      5       --            34           --         34
   Net income                          --       --            --        3,578      3,578
                                    -----      ---        ------       ------     ------
Balance, June 30, 1995              6,989       70        16,138       14,553     30,761
   Net income                          --       --            --          404        404
                                    -----      ---        ------       ------     ------
Balance, June 30, 1996              6,989      $70       $16,138      $14,957    $31,165
                                    =====      ===       =======      =======    =======

                       See Notes to Financial Statements.


ARDEN INDUSTRIAL PRODUCTS, INC.                         STATEMENTS OF CASH FLOWS


                                                                  (IN THOUSANDS)
                                                                YEARS ENDED JUNE 30,

                                                           1996           1995       1994
                                                           ----           ----       ----
Cash Flows from Operating Activities
   Net income                                             $   404       $ 3,578    $ 3,689
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
      Depreciation                                          1,563         1,115        655
      Provision for doubtful accounts                         126           (98)        --
      Provision for inventory obsolescence                  1,877         1,100        650
      Deferred income taxes                                  (805)         (385)        60
      Changes in assets and liabilities:
       Receivables                                         (1,480)       (1,695)    (1,997)
       Inventories                                         (2,639)       (7,466)    (4,352)
       Accounts payable                                      (229)        1,664        975
       Accrued liabilities and other                        1,866           313       (174)
                                                          -------       -------    -------
        Net cash provided by (used in)
          operating activities                                683        (1,874)      (494)
                                                          -------       -------    -------
Cash Flows from Investing Activities
   Purchases of property and equipment                     (1,552)       (3,824)    (1,990)
                                                          -------       -------    -------
Cash Flows from Financing Activities
   Net borrowings (payments) on revolving credit line         811            --     (7,831)
   Sale of common stock                                        --            --     16,083
   Principal payments on long-term borrowings                  --            --       (268)
   Repayments from ESOP and officer-shareholders               --            --        599
                                                          -------       -------    -------
      Net cash provided by financing activities               811            --      8,583
                                                          -------       -------    -------
      Net (decrease) increase in cash and cash
        equivalents                                           (58)       (5,698)     6,099
Cash and Cash Equivalents
   Beginning                                                  602         6,300        201
                                                          -------       -------    -------
   Ending                                                 $   544       $   602    $ 6,300
                                                          =======       =======    =======
Supplemental Disclosures of Cash Flow Information
   Cash payments for:
      Interest                                            $    71       $    --    $   408
      Income taxes                                            920         2,282      2,312
                                                          =======       =======    =======

                       See Notes to Financial Statements.


NOTES TO FINANCIAL STATEMENTS                    ARDEN INDUSTRIAL PRODUCTS, INC.

Note 1.

NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Arden Industrial Products, Inc., which does business as Arden Fasteners, wholesales industrial fasteners to manufacturers and distributors throughout the United States and abroad. Export sales were approximately 3, 6 and 5 percent of total sales in 1996, 1995 and 1994, respectively. The Company grants credit to its customers on terms established on an individual customer basis.

A summary of the Company's significant accounting policies follows:

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company at times maintains balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

INVENTORIES: Inventories are stated at the lower of cost or market. Cost is based on the average cost method, which approximates the first-in, first-out method. Inventories include a reserve for obsolescence of approximately $2,002,000 and $1,328,000 at June 30, 1996 and 1995, respectively.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over lives of 3 to 10 years for furniture and equipment, and 5 years for leasehold improvements.

INCOME TAXES: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

WARRANTY: The Company provides its customers a limited replacement warranty for a short period of time and accrues the estimated cost of the potential warranty obligations at the time that their existence, and when amounts, are determinable.

REVENUE RECOGNITION: The Company's revenues consist of the sale of products to its customers. The Company recognizes sales and the related cost of goods sold on the accrual basis of accounting at the time products are shipped and ownership transfers.

NET INCOME PER COMMON SHARE: Net income per common share is computed based upon the weighted average number of common and common equivalent shares outstanding during the year. Fully diluted earnings per share are considered to be the same as primary earnings per share, since the effect of certain potentially dilutive securities is antidilutive.

STOCK-BASED COMPENSATION: The Company adopted FASB No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, on July 1, 1996. The Company has elected to continue to measure compensation cost using the intrinsic value-based method for employees (Note 4).

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note 2.

PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following (in thousands):


                                         JUNE 30,

                                   1996             1995
                                   ----             ----
Furniture and equipment          $10,741          $ 9,233
Leasehold improvements             1,131            1,087
                                 -------          -------
                                  11,872           10,320
Less accumulated
 depreciation                      6,094            4,531
                                 -------          -------
                                 $ 5,778          $ 5,789
                                 =======          =======


Note 3.

FINANCING AGREEMENT

BANK LINE OF CREDIT: The Company has an unsecured revolving credit line through November 30, 1997, for working capital needs to a maximum commitment of $10,000,000. Advances are due on demand. Amounts outstanding under this agreement bear interest at LIBOR plus 1.8 percent. The credit line agreement contains financial covenants, including defined financial ratios and limitations as to indebtedness.

FAIR VALUE OF FINANCIAL INSTRUMENT: Due to the variable rate of interest, the bank line-of-credit balance approximates fair market value at June 30, 1996.


Note 4.

EMPLOYEE BENEFIT PLANS

RETIREMENT PLAN: The Company has a 401(k) retirement plan covering substantially all of its employees. Under the plan's provisions, the employees may elect to allocate a certain percentage of their compensation to the plan. Also, the Company has the option to contribute funds to the plan on behalf of the employees. The Company made contributions of approximately $270,000 and $263,000 in 1996 and 1995, respectively.

STOCK OPTION PLAN: On December 1, 1993, the Company established a stock option plan pursuant to which options for up to 580,000 shares of common stock may be granted to employees and directors. These options are granted at the direction of the Board of Directors and include both incentive stock options and non-statutory stock options. All incentive options must be granted at no less than 100 percent of the fair market value of the stock on the date of the grant, or 110 percent for employees owning more than 10 percent of the Company's common stock. All non-statutory options must be granted at no less than 85 percent of fair market value of the stock on the date of grant. The options expire at varying dates not to exceed ten years from the grant date and are not transferrable. Information with respect to the stock options is summarized as follows:

                          SHARES            OPTION PRICE
                          ------            ------------
Granted                   80,042            $     12.00
                         -------            -----------
Outstanding at
  June 30, 1994           80,042                  12.00
  Granted                  7,917             9.50-11.50
  Canceled                (4,500)                 12.00
                         -------            -----------
Outstanding at
  June 30, 1995           83,459             9.50-12.00
  Granted                210,000             4.88- 6.25
  Canceled               (19,500)                 12.00
                         -------            -----------
Outstanding at
  June 30, 1996          273,959            $4.88-12.00
                         =======            ===========

Options to purchase 39,959 shares were exercisable at June 30, 1996.

STOCK AWARD PLAN: On December 1, 1993, the Company established a stock award plan pursuant to which 20,000 shares of common stock may be awarded to employees at the direction of the Board of Directors. The Company awarded 5,150 and 3,090 shares of common stock under this plan in 1995 and 1994, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN: The Company had an employee stock ownership plan
(ESOP) which owned 488,400 shares of the Company's common stock at


Notes To Financial Statements                    Arden Industrial Products, Inc.

Note 4. (continued)

June 30, 1995. In 1995, the Company began the process of terminating the ESOP and distributing the assets to the participants. In May of 1996, the ESOP distributed all plan assets. No contributions were made to the plan in 1996, 1995, and 1994.

DEFINED BENEFIT PENSION PLAN: The Company had a noncontributory, defined benefit pension plan that covered substantially all employees. The plan was termianted in 1995. The Company recognized pension expense of approximately $340,000 and $385,000 in 1995 and 1994, respectively.


Note 5.

INCOME TAXES

The components of income tax expense are as follows (in thousands):

                                            YEARS ENDED JUNE 30,

                                        1996         1995       1994
                                        ----         ----       ----
Currently payable income taxes:
  Federal                               $893        $2,238     $1,998
  State                                  170           407        352
Deferred income
  taxes                                 (805)         (385)        60
                                        ----        ------     ------
                                        $258        $2,260     $2,410
                                        ====        ======     ======


The provision for income taxes differs from the amount obtained by applying the U.S. federal income tax rate to pretax income due to the following (in thousands):

                                            YEARS ENDED JUNE 30,

                                        1996         1995       1994
                                        ----         ----       ----
Computed "expected"
  federal tax expense
  at 34%                                $225        $1,985     $2,074
State income taxes,
  net of federal
  benefit                                 27           269        232
Other                                      6             6        104
                                        ----        ------     ------
                                        $258        $2,260     $2,410
                                        ====        ======     ======


The tax effects of the principal temporary differences are shown in the following table (in thousands):

                                               JUNE 30,
                                          1996           1995
                                          ----           ----
Deferred tax assets
(liabilities):
    Allowance for doubtful
     accounts                           $  124          $   76
    Inventory obsolescence
     reserves                              760             505
    Additional inventory costs
     for tax purposes                      770             635
    Warranty                               232             140
    Accrued expenses                       374             119
    Accelerated tax depreciation          (110)           (130)
                                        ------          ------
Net deferred tax assets                 $2,150          $1,345
                                        ======          ======

No valuation allowance is necessary for deferred tax assets.


Note 6.

COMMITMENTS AND CONTINGENCIES

CONTINGENCIES: As a distributor, the Company may be subject to product liability claims and may be a defendant in lawsuits from time to time arising out of the normal course of business. The estimated costs resulting from any losses are charged to operating expenses when it is probable a loss has been incurred and the amount of the loss is determinable. It is the opinion of management that the outcomes of any existing claims will not have a material adverse effect on the financial position or results of operations of the Company.

LEASES: The Company leases office and warehouse facilities and equipment from unrelated parties under noncancelable operating leases, expiring at various dates through May 2001. Additionally, the Company leases warehouse and office space for its St. Paul and Nashville distribution facilities from partnerships controlled by certain shareholders, including the President of the Company. The agreements for the St. Paul and


Note 6. (continued)

Nashville distribution facilities are under term leases, expiring in June 1999 and August 1999, respectively, with monthly payments of $39,000 plus taxes, utilities, insurance and other operating costs.

Approximate future minimum payments, exclusive of other costs, required under noncancelable operating leases at June 30, 1996, are (in thousands):


YEARS ENDING JUNE 30:
- -------------------------------

 1997                    $1,070
 1998                       965
 1999                       820
 2000                       305
 2001                       205


Rent expense incurred was (in thousands):


                               TOTAL
                                RENT              AMOUNTS PAID TO
YEARS ENDED JUNE 30:          EXPENSE             RELATED PARTIES
- -----------------------------------------------------------------

 1996                         $1,367                    $471
 1995                          1,219                     471
 1994                            971                     471


Note 7.

MAJOR CUSTOMER

Sales to a major customer were as follows (dollars in thousands):


                                        SALES
 YEARS ENDED JUNE 30:           AMOUNT         % TO TOTAL
 --------------------------------------------------------

 1996                          $15,555            17.8%
 1995                           11,578            13.4
 1994                            6,297             9.1


Receivables at June 30, 1996 and 1995, include amounts due from this customer totaling $2,800,000 and $2,120,000, respectively.

Note 8.

RELATED PARTY TRANSACTION

The Company contributed $129,000 in 1995 to The Arden Foundation, of which certain officers of the Company are directors. The Arden Foundation was established in February 1994 to provide funds to qualified organizations for charitable, scientific and educational purposes.


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
Arden Industrial Products, Inc.
St. Paul, Minnesota

We have audited the accompanying balance sheets of ARDEN INDUSTRIAL PRODUCTS, INC., D/B/A ARDEN FASTENERS, as of June 30, 1996 and 1995, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arden Industrial Products, Inc. as of June 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.


McGladrey & Pullen, LLP

Minneapolis, Minnesota
July 29, 1996


QUARTERLY FINANCIAL INFORMATION                 ARDEN INDUSTRIAL PRODUCTS, INC.


                                                (IN THOUSANDS, EXCEPT PER SHARE DATA, UNAUDITED)

                                       FISCAL 1996                                         FISCAL 1995
                          FIRST      SECOND     THIRD      FOURTH             FIRST      SECOND     THIRD    FOURTH
                          QTR.       QTR.       QTR.       QTR.               QTR.       QTR.       QTR.     QTR.
- -----------------------------------------------------------------           ----------------------------------------
Sales                   $19,916    $20,951    $25,223    $21,420            $19,967    $20,126    $23,185    $23,052
Gross profit              5,833      5,939      7,378      6,035              6,296      6,216      7,289      7,179
Net income (loss)           (36)        20        226        194                891        688      1,084        915
Net income (loss)
  per share             $ (0.01)   $  0.00    $  0.03    $  0.03            $  0.13    $  0.10    $  0.16    $  0.13


ARDEN COMMON STOCK

Arden's common stock trades on the Nasdaq National Market under the symbol "AFAS". The following table sets forth, for the periods indicated, the range of closing prices per share for the Company's stock.


                         FISCAL 1996         FISCAL 1995
                        HIGH     LOW        HIGH       LOW
- -------------------------------------      ---------------
First Quarter          $9.50    $7.00      $13.13    $9.38
Second Quarter          8.25     4.88       10.25     6.25
Third Quarter           5.25     4.00        8.25     5.75
Fourth Quarter          5.75     4.50        9.00     6.00


As of August 31, 1996, the Company had 514 shareholders of record.

Arden has never paid cash dividends on its common stock. The Board of Directors presently intends to retain all earnings for use in the Company's business and does not anticipate paying cash dividends in the foreseeable future.


Corporate Information

Board of Directors

Larry A. Carlson
Chairman, President and CEO,
Arden Industrial Products, Inc.


Brian P. Carlson
Private Investor,
St. Paul, Minnesota


Ann Rockler Jackson
President and CEO,
Rockler Companies, Inc.
Medina, Minnesota


David D. Koentopf
Chairman, Everest Medical Corp.
Minneapolis, Minnesota


Joseph C. Levesque
Chairman, President and CEO,
Aetrium Incorporated,
St. Paul, Minnesota




Officers

Larry A. Carlson
Chairman, President and CEO

Kim B. Erickson
Vice President, Finance and CFO

Investor Information

Corporate Office

Arden Industrial Products, Inc.
560 Oak Grove Parkway
Vadnais Heights, Minn. 55127
(612) 490-6800


Annual Meeting

You are invited to attend our annual meeting of shareholders which will be held at 3:30 P.M., on Monday, October 28, 1996, at Arden's St. Paul distribution center, 200 South Owasso Blvd. East
St. Paul, Minn. 55117

Investor Information

Shareholders and prospective investors are welcome to write or call Arden with questions or requests for information.
The Company's Form 10-K annual report to the Securities and Exchange Commission may be obtained by writing the Company.


Transfer Agent and Registrar

Norwest Bank Minnesota, N.A.
161 North Concord Exchange
P.O. Box 738
South St. Paul, Minn. 55075

Securities Counsel

Parsinen Bowman Kaplan & Levy P.A.
100 South Fifth St., Suite 1100
Minneapolis, Minn. 55402

Independent Accountants

McGladrey & Pullen, LLP
800 Marquette Avenue, Suite 1300
Minneapolis, Minn. 55402

Investor Relations Counsel

Swenson/Falker Associates, Inc.
1111 TCF Tower
121 South Eighth Street
Minneapolis, Minn. 55402